December 4, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Amanda Kim, Staff Accountant
Craig Wilson, Senior Advisor

Re:	C3.ai, Inc.
Registration Statement on Form S-1
(File No. 333-250082)

Acceleration Request
Requested Date:    Tuesday, December 8, 2020
Requested Time:    4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), wish to advise you that between November 30, 2020 through the date hereof, approximately 2,526 copies of the preliminary prospectus of C3.ai, Inc., a Delaware corporation (the “Registrant”), dated November 30, 2020, were distributed to prospective underwriters/dealers, institutional and other investors and others.
We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on December 8, 2020, or as soon thereafter as practicable, or at such later time as the Company or its outside counsel Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.
[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

As representatives of the Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Executive Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name:	Bianca Buck
Title:	VP TMT ECM

By:	BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director
[Signature Page to UW Acceleration Request]